99.15

srk consulting

SRK Denver
7175 West Jefferson Avenue
Suite 3000
Lakewood, CO 80235

T: 303.985.1333
F: 303.985.9947

denver@srk.com
www.srk.com

CONSENT OF JOANNA POECK

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral reserve calculations for the El Chanate mine; and

2. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the El Chanate mine and the properties described therein.

Joanna Poeck

By: Joanna Poeck, MMSA
Title: Senior Mining Engineer
Company: SRK Consulting (U.S.) Inc.

Date: March 28, 2012